Exhibit A

Press Release
Ceragon Wins $8M Expansion Orders From Leading LatAm Operator – April 24 2013

Ceragon Wins $8M Expansion Orders from a Leading Latin America Operator
The Operator will utilize Ceragon’s solutions to further expand 3G coverage and network capacity in the Southern Cone Region of Latin America

Paramus, New Jersey, April 24, 2013 - Ceragon Networks Ltd. (NASDAQ: CRNT), the #1 wireless backhaul specialist, today announced that a leading mobile operator in the Southern Cone region of Latin America has placed new orders for Ceragon products and services valued at more than $8 million. This network upgrade project, which has been ongoing since early 2012, is based on Ceragon's leading short haul and long haul solutions and will enable a range of 3G and future 4G services to millions of users across the Southern Cone. The project is expected to be completed by Q3 2013.

Capacity expansion is a key factor in this network upgrade project, as Latin America continues to experience a growing demand for broadband services.  Utilizing Ceragon’s FibeAir IP-10 and Evolution Long Haul solutions will help connect new 3G sites while expanding the capacity of the network’s backbone.

“The expanded order for products and services from a premier operator is further validation of the vision we have for the Latin America region,” said Ira Palti, President & CEO of Ceragon Networks.  “Increased backhaul density helps our customers deliver connectivity to tens of millions of users, sometimes in areas with no other options for broadband connectivity. Building on this established relationship, Ceragon continues to deepen its presence in the Southern Cone region of Latin America.”

According to the GSMA, mobile broadband connections in Latin America are forecast to top 150 million in early 2013, accounting for about one in five of the region’s mobile subscriptions. Growth in smartphones and data has been achieved despite (in global terms) a relatively late migration to 4G-LTE. In the Southern Cone, Uruguay and Paraguay are the only countries to have started LTE migration. GSMA predicts that Argentina and Chile will be big growth areas in 2013 as LTE initiatives are launched.

Press Release
Ceragon Wins $8M Expansion Orders From Leading LatAm Operator – April 24 2013

About Ceragon Networks Ltd.
Ceragon Networks Ltd. (NASDAQ: CRNT) is the #1 wireless backhaul specialist.  We provide innovative, flexible and cost-effective wireless backhaul solutions that enable mobile operators and other wired/wireless service providers to deliver 2G/3G, 4G/LTE and other broadband services to their subscribers.  Ceragon’s high-capacity, solutions use microwave technology to transfer voice and data traffic while maximizing bandwidth efficiency, to deliver more capacity over longer distances under any deployment scenario. Based on our extensive global experience, Ceragon delivers turnkey solutions that support service provider profitability at every stage of the network lifecycle enabling faster time to revenue, cost-effective operation and simple migration to all-IP networks.  As the demand for data pushes the need for ever-increasing capacity, Ceragon is committed to serve the market with unmatched technology and innovation, ensuring effective solutions for the evolving needs of the marketplace. Our solutions are deployed by more than 430 service providers in over 130 countries.

Ceragon Networks® and FibeAir® are trademarks of Ceragon Networks Ltd., registered in the United States and other countries.  CERAGON ® is a trademark of Ceragon Networks Ltd., registered in various countries.  Other names mentioned in this publication are owned by their respective holders.

Company & Investor Contact:	Media Contact:	Media Contact:
Yoel Knoll	Abigail Levy-Gurwitz	Karen Quatromoni
Ceragon Networks Ltd.	Ceragon Networks Ltd.	Rainier Communications
Tel: +1-(201)-853-0228	Tel: +1-(201)-853-0271	Tel. +1-(508)-475-0025 x150
yoelk@ceragon.com	abigaill@ceragon.com	kquatromoni@rainierco.com

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This press release may contain statements concerning Ceragon’s future prospects that are “forward-looking statements” under the Private Securities Litigation Reform Act of 1995. These statements are based on current expectations and projections that involve a number of risks and uncertainties. There can be no assurance that future results will be achieved, and actual results could differ materially from forecasts and estimates. These are important factors that could cause actual results to differ materially from forecasts and estimates. Some of the factors that could significantly impact the forward-looking statements in this press release include the risk of significant expenses in connection with potential contingent tax liability associated with Nera’s prior operations or facilities, risks associated with increased working capital needs, and other risks and uncertainties, which are discussed in greater detail in Ceragon’s Annual Report on Form 20-F and Ceragon’s other filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date on which they are made and Ceragon undertakes no commitment to revise or update any forward-looking statement in order to reflect events or circumstances after the date any such statement is made. Ceragon’s public filings are available from the Securities and Exchange Commission’s website at www.sec.gov or may be obtained on Ceragon’s website at www.ceragon.com